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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 12b-25

                         Commission File Number 0-21061

                           NOTIFICATION OF LATE FILING

                                   FORM 10-KSB
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

(Check One):     [X] Form 10-KSB      [_] Form 11-K           [_] Form 20-F
                 [_] Form 10-Q        [_] Form N-SAR

                 For Period Ended:         December 31, 2002

   [_]   Transition Report on Form 10-K
   [_]   Transition Report on Form 20-F
   [_]   Transition Report on Form 11-K
   [_]   Transition Report on Form 10-Q
   [_]   Transition Report on Form N-SAR

         For the Transition Period Ended:

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                         PART I - REGISTRANT INFORMATION

Full Name of Registrant:

      SPEEDCOM Wireless Corporation

Address of Principal Executive Office (Street and Number):

      7020 Professional Parkway East

City, State and Zip Code:

      Sarasota, Florida 34240

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                        PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(x) (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;


(x) (b) The subject annual report, or semi-annual report, transition report on Form 10-KSB, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

( )   (c) The accountant's statement or other exhibit required by Rule 12b-25 has been attached if applicable.


                              PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-KSB, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed).

The Company's auditors are unable to complete their review of the financial statements in order for the Company to file its annual report on Form 10-KSB by the March 31st, filing date. The delay in filing is due to the fact that the Company changed accountants during the fiscal year ended December 31, 2002 and the Company's new auditors have not had sufficient time to review the prior year workpapers of the previous accountants. The Company anticipates that this review will be finalized shortly. It is expected that the Company will be able to complete the financial statements and that the report on Form 10-KSB will be filed prior to the expiration of the extension period.

                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

      Mark Schaftlein
      (941) 907-2343

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

          (X)  Yes        ( )  No

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Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

          ( )  Yes        (X)  No

(3) If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SPEEDCOM Wireless Corporation has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 26, 2003                    By: /s/ Mark Schaftlein
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                                            Mark Schaftlein
                                            Chief Financial Officer